Exhibit 99.1

ENTRÉE GOLD ENTERS INTO AGREEMENT TO ACQUIRE NSR ROYALTY
FROM CANDENTE COPPER

Vancouver, B.C., July 20, 2015 – Entrée Gold Inc. (TSX:ETG; NYSE MKT:EGI; Frankfurt:EKA - "Entrée" or the "Company") announces that it has entered into a binding Letter of Intent (the “Agreement”) with Vancouver based Candente Copper Corp. (“Candente”) to acquire a 0.5% net smelter returns royalty (the “Royalty”) on Candente's 100% owned Cañariaco project in Peru.

The purchase price for the Royalty is US$500,000. The Agreement is subject to the execution of a definitive royalty agreement, among other things.

The Cañariaco project includes the Cañariaco Norte copper-gold-silver deposit, as well as the adjacent Cañariaco Sur and Quebrada Verde prospects, located within the western Cordillera of the Peruvian Andes in the Department of Lambaveque, Northern Peru.

Greg Crowe, President and CEO of Entrée, commented “We are excited to be presented with this opportunity to acquire a royalty on the Cañariaco project in Peru. Like our Ann Mason deposit in Nevada, Cañariaco Norte is a large scale, open pittable, long life porphyry copper deposit located in an extremely desirable jurisdiction.”

“Cañariaco Norte, Cañariaco Sur and Quebrada Verde all lie within a prolific trend of producing mines and known deposits. Candente has a strong management team that is steadily advancing Cañariaco Norte to Feasibility, and we believe the project is well positioned for eventual development.”

In March 2011, Candente filed a National Instrument 43-101 technical report titled “Cañariaco Project, Lambayeque Department, Peru, NI 43-101 Technical Report on Pre-Feasibility Study Progress Report”. The effective date of the report is January 18, 2011 and it was prepared by AMEC Americas Limited (now Amec Foster Wheeler). The Cañariaco Norte deposit is reported to contain mineral resources of approximately 3.6 billion pounds of copper in the Measured category (338 million tonnes (“Mt”) grading 0.48% copper, 0.08 grams per tonne (“g/t”) gold and 2.0 g/t silver), 3.9 billion pounds of copper in the Indicated category (414 Mt grading 0.43% copper, 0.06 g/t gold and 1.7 g/t silver), and 1.4 billion pounds of copper in the Inferred category (158 Mt grading 0.41% copper, 0.06 g/t gold and 1.7 g/t silver), using a 0.3% copper cut-off.

The report envisions an open pit mine with 95,000 tonnes per day mill throughput using a conventional crush/grind and flotation recovery process.  Over the Life-Of-Mine, the project is reported to produce an average of approximately 262 million pounds of copper per year, along with 37,000 ounces of gold and 850,000 ounces of silver.  Development capital to build the project is estimated to be US$1.6 billion. The mine plan is based on Measured and Indicated mineral resources only, with Inferred mineral resources considered as waste.

Based on the 30% corporate income tax rate enacted in Peru in 2011, the base case, after-tax net present value of Cañariaco Norte, using an 8% discount rate, is reported by Candente to be US$912 million, using US$2.25/pound copper, US$1,015/ounce gold and US$15.85/ounce silver.  The base case after-tax internal rate of return is reported to be 17.2% with a 4.4 year pay-back period and an initial mine life of 22 years.  On December 31, 2014, the Government of Peru passed a tax reform law that includes a reduction in corporate income tax rates from 30% to 26% over four years, which is not reflected in the economic analysis.

ABOUT ENTRÉE GOLD INC.

Entrée Gold Inc. is a Canadian mineral exploration company balancing opportunity and risk with key assets in Nevada and Mongolia. Entrée has been advancing its Ann Mason Project in one of the world's most favourable mining jurisdictions, Nevada.  The Ann Mason Project hosts the Ann Mason copper-molybdenum deposit as well as the Blue Hill copper deposit within the rejuvenated Yerington copper camp.

Additionally, as a joint venture partner with a carried interest on a portion of the Oyu Tolgoi mining project in Mongolia, Entrée has a unique opportunity to participate in one of the world's largest copper-gold projects managed by one of the premier mining companies - Rio Tinto. Oyu Tolgoi, with its series of deposits containing copper, gold and molybdenum, has been under exploration and development since the late 1990s.

Sandstorm Gold, Rio Tinto and Turquoise Hill Resources are major shareholders of Entrée, holding approximately 12%, 11% and 9% of issued and outstanding shares, respectively.

Forward Looking Statements

This news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of applicable Canadian securities laws.

Forward-looking statements include, but are not limited to, statements with respect to the acquisition of the Royalty on the Cañariaco project in Peru; completion of a feasibility study on the Cañariaco project; the potential development of the Cañariaco project; anticipated future production, cash flows and mine life; potential types of mining operations; anticipated business activities; corporate strategies; uses of funds; and future financial performance. In certain cases, forward-looking statements and information can be identified by the use of words such as "plans", "expects" or "does not expect", "is expected", "budgeted", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "does not anticipate" or "believes" or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" "will be taken", "occur" or "be achieved". While the Company has based these forward-looking statements on its expectations about future events as at the date that such statements were prepared, the statements are not a guarantee of future performance and are subject to risks, uncertainties, assumptions and other factors which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements and information. Such factors and assumptions include, amongst others, that the size, grade and continuity of deposits and resource and reserve estimates have been interpreted correctly from exploration results; that the results of preliminary test work are indicative of what the results of future test work will be; that the prices of copper,  gold and silver will remain relatively stable; the effects of general economic  conditions,  changing foreign exchange rates and actions by government authorities; the availability of funding on reasonable terms; the impact of changes in interpretation to or changes in enforcement of, laws, regulation and government practices, including laws, regulation and government practices with respect to mining, foreign investment, royalties and taxation; the terms and timing of obtaining necessary environmental and other government approvals, consents and permits; the availability and cost of necessary items such as power, water, and appropriate smelting and refining arrangements; uncertainties associated with legal proceedings and negotiations; and misjudgements in the course of preparing forward-looking statements. In addition, there are also known and unknown risk factors which may cause the actual results, performances or achievements of Entrée to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements and information. Such factors include, among others, risks related to international operations; risks associated with changes in the attitudes of governments or local communities to mining or foreign investment; risks related to the inability to negotiate satisfactory access agreements with landowners;  discrepancies between actual and anticipated production, mineral reserves and resources and metallurgical recoveries; global financial conditions; changes in project parameters as plans continue to be refined; inability to upgrade inferred mineral resources to indicated or measured mineral resources; inability to convert mineral resources to mineral reserves; conclusions of economic evaluations; future prices of copper, gold and silver; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in obtaining government approvals, permits or licences or financing or in the completion of development or construction activities; environmental risks; title disputes; limitations on insurance coverage; as well as those factors discussed in the section entitled "Risk" in the Company’s most recently filed Management’s Discussion and Analysis and in the Company’s Annual Information Form for the financial year ended December 31, 2014, dated March 30, 2015 filed with the Canadian Securities Administrators and available at www.sedar.com. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements and information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements and information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements and information. Except as required under applicable securities legislation, the Company undertakes no obligation to publicly update or revise forward-looking statements and information, whether as a result of new information, future events, or otherwise. Accordingly, readers should not place undue reliance on forward-looking statements and information.

FURTHER INFORMATION

Monica Hamm
Manager Investor Relations
Entrée Gold Inc.
Tel: 604-687-4777
Fax: 604-687-4770
Toll Free: 866-368-7330
E-mail: mhamm@entréegold.com